LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as Lion Land Berhad)
A Member of The Lion Group

26 March 2004

04024514

RECEIVED
2004 APR 22 A 9:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of General Announcement dated 25 March 2004, Re: Proposed disposal of 18% equity interest in Parkson Investment Pte Ltd and 20% equity interest in Parkson Venture Pte Ltd for a total consideration of RM23.85 million for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

PROCESSED
APR 22 2004
THOMSON FINANCIAL

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

YASMIN WEILI TAN ABDULLAH
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 4/22

Form Version 2.0

General Announcement

Reference No LI-040325-61477

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **LION INDUSTRIES CORPORATION BERHAD**

* Stock name : **LIONIND**

* Stock code : **4235**

* Contact person : **WONG PHOOI LIN**

* Designation : **SECRETARY**

* Type : ● **Announcement** ( ) **Reply to query**

* Subject :

Proposed disposal of 18% equity interest in Parkson Investment Pte Ltd and 20% equity interest in Parkson Venture Pte Ltd for a total consideration of RM23.85 million ("Proposed Parkson Disposal")

* **Contents :-**

The Board of Directors of Lion Industries Corporation Berhad ("LICB" and the "Company") refers to the announcements made on 9 September 2003, 5 February 2004 and 9 March 2004.

The Company wishes to announce that the Company and LLB Nominees had on 25 March 2004 entered into a supplemental agreement with the Amsteel Group Vendors, Amsteel and LDHB where among others, the parties confirm their respective agreement to the conditions imposed by the Securities Commission ("SC") vide its letters dated 2 January 2004 and 15 March 2004, respectively ("Parkson Supplemental Agreement"). The salient terms and conditions of the Parkson Supplemental Agreement are as follows:-

(a) The vendors of the Parkson Retail Group shall pay any shortfall in the audited consolidated proforma profit after tax ("PAT") of the Parkson Retail Group for the financial year ended ("FYE") 30 June 2003 in cash within one (1) month from the date of the audited financial statements in the event that the said PAT is less than RM49.87 million based on the unaudited consolidated proforma PAT for the FYE 30 June 2003. The parties have agreed that the audited consolidated proforma PAT for the FYE 30 June 2003 exceeds RM49.87 million.

(b) The vendors of the Parkson Retail Group shall pay any shortfall in the audited consolidated proforma PAT of the Parkson Retail Group for the financial year ending 30 June 2004 in cash within one (1) month from the date of the audited financial statements in the event that the said PAT is less than the forecast PAT of RM53.06 million for the financial year ending 30 June 2004.

(c) The vendors of the Parkson Retail Group shall pay any shortfall in the audited consolidated proforma net tangible assets ("NTA") value of the Parkson Retail Group for the FYE 30 June 2003 in cash within one (1) month from the date of the audited financial statements in the event that the said NTA value is less than the NTA value of RM330.32 million based on the unaudited proforma accounts for the FYE 30 June 2003. The parties have agreed that the audited consolidated proforma NTA for FYE 30 June 2003 exceeds RM330.32 million.

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

(d) The vendors of the Parkson Retail Group shall, inter alia, make full provision for the trade debtors of the Parkson Retail Group where:-

(i) the amount is in dispute;

(ii) legal proceedings have commenced/been taken; or

(iii) the debt period exceeds six (6) months;

provided that no provision shall be made for trade debtors exceeding six (6) months as at 30 June 2003 who had subsequently settled their outstanding balances prior to the completion date.

Should the NTA of the Parkson Retail Group fall below the NTA position as submitted to the SC as a result of the above matters, the vendors of the Parkson Retail Group will be required to pay in cash any shortfall in the said NTA prior to the completion of the Proposed Acquisition of Parkson Retail Group.

(e) The vendors of the Parkson Retail Group undertake that they will indemnify LDHB for any losses suffered by LDHB as a result of any non-compliance with the laws and regulations of the PRC.

(f) A moratorium shall be imposed on fifty percent (50%) of the consideration securities to be received by the respective vendors of the Parkson Retail Group for a period of one (1) year from the date of allotment and issuance of the LDHB RCULS.

The parties who would be fulfilling the moratorium obligation and the number of securities which would be subject to such moratorium are set out in Table I.

(g) LDHB shall make the cash payment of RM150 million on a date as agreed between the parties and occurring within seven (7) days from the date of the Parkson Supplemental Agreement and it was agreed that the following remaining three (3) conditions precedent ("Remaining CPs"), namely:-

i. MSEB's in-principle approval to the listing of and quotation for the new LDHB Shares issued upon the conversion of the LDHB RCULS on MSEB;

ii. approval of the security trustee (for the lenders of the vendors) for the release and discharge of all encumbrances created in respect of the sale shares in the Parkson Retail Group ("Sale Shares") ("Trustee's Approval"); and

iii the completion of the proposed acquisition of 2.6% equity interest in Qingdao No. 1 Parkson Co Ltd by Serbadagang Holdings Sdn Bhd;

shall be fulfilled prior to the issuance of the LDHB RCULS on completion date.

(h) The vendors shall release or caused to be released to LDHB the Sale Shares within seven (7) business days (or such longer period as the parties may agree in writing) after the fulfilment of all of the conditions (if any) contained in the Trustee's Approval.

(i) The vendors agrees, inter-alia, that:-

i. in the event the Remaining CPs are not fulfilled in accordance with the provisions of the Parkson SPA or the Parkson Supplemental Agreement or if the Sale Shares are not delivered to LDHB after having complied with the terms of the Trustees' Approval within seven (7) business days therefrom, the vendors shall forthwith upon demand by LDHB refund to LDHB the entirety of the aforesaid cash payment of RM150 million;

ii. such part of the aforesaid cash payment of RM150 million as remain unpaid from time to time by the vendors to LDHB shall constitute a valid debt payable by the vendors to LDHB and shall be subject to interest at the prevailing fixed deposit rate of Malayan Banking Berhad on yearly rests prevailing on the due date for payment calculated from the date of first demand for payment until the date of full payment thereof;

iii. until the full payment of the aforesaid cash payment of RM150 million to LDHB and on demand by LDHB, the vendors shall create in favour of and grant to LDHB and or its nominee(s) such security interest (including a charge) and powers and rights reasonably required by LDHB over any of the assets of the vendors or, any part thereof to secure the payment of the aforesaid cash payment of RM150 million (including all accrued interest thereon) from the vendors to LDHB.

Save and except for the above, the other terms and conditions of the Parkson SPA remain unchanged.

Unless otherwise stated, defined terms used in this announcement shall carry the same meaning as defined in the previous announcements.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table I

Name of party providing moratorium securities	**No. of LDHB RCULS under moratorium**
Amsteel	47,611,000
LICB	2,389,000
Total	**50,000,000**